August 13, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:  John Stickel

Re:

Good Times Restaurants Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 12, 2012

File No. 333-188183

Dear Mr. Stickel:

This letter is on behalf of Good Times Restaurants Inc. (the “Company”).  A marked version of Amendment No. 4to the Registration Statement (“Amendment No. 4”) is enclosed herewith reflecting all changes to the Registration Statement.  Additionally, we are sending a hard copy via Federal Express to arrive to you tomorrow morning.

We thank you in advance for your consideration of the enclosed and the foregoing responses.  Our counsel, Mr. Roger Cohen will follow up with you tomorrow morning.  If you have any further questions or comments, please feel free to contact me directly at 303-384-1400 or Roger Cohen at 303-634-2000.

Sincerely,

/s/ Boyd E Hoback

Boyd E. Hoback

President and Chief Executive Officer

Good Times Restaurants Inc.

Enclosure